UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)
THE BUREAU OF NATIONAL AFFAIRS, INC.
(Name of Subject Company)
BRASS ACQUISITION CORP.
(a wholly-owned subsidiary of)
BLOOMBERG INC.
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)
Class A 121164107
Class B 121164206
Class C NONE
(CUSIP Number of Class of Securities)

Karl P. Kilb, Esq.
Bloomberg Inc.
731 Lexington Avenue
New York, NY 10022
Phone: (212) 318-2000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Persons)

Copies to:
Maurice M. Lefkort, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
Phone: (212) 728-8000
Fax: (212) 728-8111

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$992,114,785	$115,184.53

*	Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase at a purchase price of $39.50 cash per share (i) all 9,597,017 outstanding shares of Class A common stock of The Bureau of National Affairs, Inc.; (ii) all 15,513,363 outstanding shares of Class B common stock of The Bureau of National Affairs, Inc.; and (iii) all 6,450 outstanding shares of Class C common stock of The Bureau of National Affairs, Inc., in each case as of August 24, 2011, the most recent practicable date.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for fiscal year 2011, issued March 2, 2011, by multiplying the transaction valuation by 0.00011610.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$115,184.53	Filing Party:	Brass Acquisition Corp.
Form or Registration No.:	Schedule TO-T	Date Filed:	August 31, 2011
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer.☐

     This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO, as amended (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on August 31, 2011 by Brass Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of Bloomberg Inc. (“Parent”), a Delaware corporation. The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $1.00 per share (the “Company Common Stock”), including all of the issued and outstanding shares of Class A common stock, par value $1.00 per share (the “Class A Shares”), all of the issued and outstanding shares of Class B common stock, par value $1.00 per share (the “Class B Shares”), and all of the issued and outstanding shares of Class C common stock, par value $1.00 per share (the “Class C Shares”, and together with the Class A Shares and the Class B Shares, the “Shares” and each, a “Share”), of The Bureau of National Affairs, Inc., a Delaware corporation (the “Company”), at a purchase price of $39.50 per Share, net to the sellers in cash, without interest thereon and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 31, 2011 (the “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). This Amendment No. 2 is being filed on behalf of Purchaser and Parent.
     All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Schedule TO. The items of the Schedule TO set forth below are hereby amended and supplemented as follows:
Items 1 through 9, and Item 11.
     1. The second paragraph under the heading “Other Information” of the Summary Term Sheet, which appears on page 2 of the Offer to Purchase is hereby amended by adding the following text at the end of such paragraph:
“On September 15, 2011, the Antitrust Division granted early termination of the waiting period under the HSR Act applicable to the Offer.”
     2. The first paragraph in response to the question “Can the Offer be extended and under what circumstances?” in the section entitled “Frequently Asked Questions” which appears on page 7 of the Offer to Purchase is hereby amended by adding the following text at the end of such paragraph:
     “On September 15, 2011, the Antitrust Division granted early termination of the waiting period under the HSR Act applicable to the Offer.”
     3. The six paragraph under the heading “Introduction”, which appears on page 12 of the Offer to Purchase is hereby amended by adding the following text at the end of such paragraph:
“On September 15, 2011, the Antitrust Division granted early termination of the waiting period under the HSR Act applicable to the Offer.”
     4. The third paragraph in the subheading “Representations and Warranties” under the subsection “The Merger Agreement” of Section 13 — “The Transaction Documents”, as amended by Amendment No. 1 to Schedule TO filed with the SEC on September 9, 2011, which appears on page 31 of the Offer to Purchase is hereby further amended by replacing such paragraph in its entirety with the following:
“The Merger Agreement is included as an Exhibit to the Schedule TO to provide public disclosure regarding its terms and conditions as required by U.S. federal securities laws. The representations and warranties contained in the Merger Agreement were made as of specified dates and may be subject to limitations agreed upon by the contracting parties. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing these matters as facts and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. In addition, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure schedule that the parties have exchanged. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. Purchaser will provide additional disclosure in its public reports to the extent that it is aware of the existence of any material facts that are required to be disclosed under the U.S. federal securities laws and that might otherwise contradict the terms and information contained in the Merger Agreement and will update such disclosure as required by U.S. federal securities laws.”
     5. The fourth paragraph under Section 16 — “Certain Legal Matters; Regulatory Approvals” which appears on page 45 of the Offer to Purchase is hereby amended by adding the following text at the end of such paragraph:
“On September 15, 2011, the Antitrust Division granted early termination of the waiting period under the HSR Act applicable to the Offer and the Merger. Accordingly, the condition to the Offer that the applicable waiting period (or any extension thereof) under the HSR Act shall have expired or been terminated has been satisfied. The Offer continues to be conditioned upon the other conditions described in Section 15 — “Conditions of the Offer”, including among other things, the satisfaction of the Minimum Condition.”
Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended by adding the following exhibit thereto:

Exhibit
Number	Document
(a)(5)(B)	Joint Press Release, dated September 16, 2011, issued by Parent and the Company.
[Remainder of Page Left Intentionally Blank.]

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2011	BRASS ACQUISITION CORP.
	By:	/s/ Peter Grauer
		Name:	Peter Grauer
		Title:	Chairman of the Board and Treasurer

Dated: September 16, 2011	BLOOMBERG INC.
	By:	/s/ Peter Grauer
		Name:	Peter Grauer
		Title:	Chairman of the Board and Treasurer

EXHIBIT INDEX

Exhibit
Number	Document
(a)(1)(A)	Offer to Purchase, dated August 31, 2011.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Summary Advertisement as published in The Wall Street Journal on August 31, 2011.*

(a)(5)(A)	Joint Press Release, dated August 25, 2011, issued by Parent and the Company.**

(a)(5)(B)	Joint Press Release, dated September 16, 2011, issued by Parent and the Company.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of August 24, 2011, by and among Parent, Purchaser and the Company.***

(d)(2)	Confidentiality Agreement, dated May 11, 2011, between the Company and Bloomberg L.P.*

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed on August 31, 2011 as an exhibit to the Schedule TO.

**	Incorporated by reference to Exhibit 99.1 to the Schedule TO — C filed by Purchaser and Parent with the SEC on August 25, 2011.

***	Incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, File No. 000-08247, filed with the SEC on August 30, 2011.